CINDY SHY, P.C.
A professional law corporation

P.O. Box 380-236   •   Ivins, Utah 84738   •   Telephone (435) 674-1282   •   Fax (435) 673-2127

November 8, 2012

Via EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Registration Statement on Form 10 for C & C Tours, Inc.

U. S. Securities and Exchange Commission:

On behalf of C & C Tours, Inc. (the “Company”), I request your prompt attention to the above identified registration statement.  The Company has voluntarily filed this registration statement to become a fully reporting company.

Currently, the Company is finalizing the financial information for the nine month period ended September 30, 2012 and will update the financial information prior to effectiveness of this Form 10.

Please feel free to call me at (435) 674-1282 if there is anything I or the Company can do to facilitate the registration process.  Thank you for your prompt attention to this matter.

Sincerely, /s/ Cindy Shy Cindy Shy Attorney